                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                 Vistana, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common stock, $.01 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)



                                  92839P 10 8
________________________________________________________________________________
                                (CUSIP Number)


                       Marshall E. Eisenberg
                       Neal, Gerber & Eisenberg
                       Two N. LaSalle Street, Suite 2200
                       Chicago, Illinois 60602
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 19, 1997
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                             Page 1 of ____ Pages

-----------------------                                  ---------------------
 CUSIP NO. 92839P 10 8               13D                   PAGE 2 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jeffrey A. Adler, individually and as Trustee of certain trusts listed on Appendix I hereto
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          122,500
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             5,975,750
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          122,500
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          5,975,750
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      6,098,250
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      29.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 92839P 10 8               13D                   PAGE 3 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Raymond L. Gellein, Jr., individually and as Trustee of certain trusts listed on Appendix I hereto
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          602,285
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             5,533,205
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          602,285
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          5,533,205
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      6,135,490
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      29.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 92839P 10 8               13D                   PAGE 4 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lee I. Miller, as Trustee of certain trusts listed on Appendix I hereto
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          123,000
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          123,000
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      123,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      .6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.92839P 10 8                                     PAGE 5 OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Catherine G. Male, solely as Trustee of certain trusts listed on Appendix I hereto
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            85,760

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             85,760

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      85,760

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      .4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 92839P 10 8               13D                   PAGE 6 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rija Limited Partnership
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             5,975,750
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          5,975,750
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      5,975,750
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      28.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 92839P 10 8               13D                   PAGE 7 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NevWest Limited Partnership
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             2,769,030
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          2,769,030
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,769,030
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      13.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 92839P 10 8               13D                   PAGE 8 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NevEast Limited Partnership
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             2,764,175
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          2,764,175
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,764,175
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      13.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Vistana, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 8801 Vistana Centre Drive, Orlando, Florida 32821.


Item 2.  Identity and Background.

     This Schedule 13D is being filed by the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

     1. Jeffrey A. Adler, individually and as Trustee of the trusts listed on Appendix I attached hereto and incorporated herein by reference. Certain information regarding Mr. Adler is included in Appendix II.

     2. Raymond L. Gellein, Jr., individually and as Trustee of the trusts listed on Appendix I. Certain information regarding Mr. Gellein is included in Appendix III attached hereto and is incorporated herein by reference.

     3. Lee I. Miller, solely as Trustee of the trusts listed on Appendix I attached. Certain information regarding Mr. Miller is included in Appendix II.

     4. Catherine G. Male, solely as Trustee of the trusts listed on Appendix I attached. Ms. Male, a United States citizen, resides at 127 Southwick Drive, Chagrin Falls, Ohio 44022. She is principally employed at a high school as an administrative assistant. Ms. Male has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     5. Rija Limited Partnership, a Nevada limited partnership ("Rija"), which is engaged in the business of investing in securities. The principal business and office address of Rija is 5851 West Charleston Blvd., Suite 1000, Las Vegas, Nevada 89102. Information regarding the general partner of Rija and the officers, directors and sole stockholder of its general partner is included in Appendix II attached hereto and incorporated herein by reference.

     6. NevWest Limited Partnership, a Delaware limited partnership ("NevWest"), which is engaged in the business of investing in securities. The principal business and office address of NevWest is 5851 West Charleston Blvd., Suite 1000, Las Vegas, Nevada 89102. Certain information regarding the general partner of NevWest and the officers, directors and sole stockholder of its general partner is included in Appendix III.

     7. NevEast Limited Partnership, a Delaware limited partnership ("NevEast"), which is engaged in the business of investing in securities. The principal business and office address of NevEast is 5851 West Charleston Blvd., Suite 1000, Las Vegas, Nevada 89102. Certain information regarding the general partner of NevEast and the officers, directors and sole stockholder of its general partner is included in Appendix IV attached hereto and incorporated herein by reference.

     None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The shares of Common Stock which are the subject of this Schedule 13D (collectively, the "Subject Shares") are beneficially owned, directly or indirectly, by either Jeffrey A. Adler, Raymond L. Gellein, Jr., Lee I. Miller, or Catherine G. Male. All of the Subject Shares were issued prior to the Company's initial public offering which was completed in February 1997. Accordingly, prior to the transactions described in Item 3, each of Messrs. Adler and Gellein were eligible to file a Schedule 13G on or before February 15, 1998 to report their beneficial ownership as of December 31, 1997 of more than 5% of the outstanding shares of Common Stock.

     On December 19, 1997, solely for estate planning purposes, each of Messrs. Adler and Gellein effected certain transfers of the Subject Shares as described in Item 3 as a result of which they and, by virtue of the agreements described in Item 6, the other Reporting Persons are required to file this Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration.

     On December 19, 1997, Jeffrey A. Adler, not individually but solely as Trustee of the Jeffrey A. Adler Trust, contributed 5,975,750 of the Subject Shares to Rija in exchange for a limited partnership interest therein.

     On December 19, 1997, Raymond L. Gellein, Jr., not individually but solely as Trustee of the Raymond L. Gellein Revocable Trust, contributed, directly or indirectly, 2,769,030 of the Subject Shares to NevWest in exchange for a limited partnership interest therein.

     On December 19, 1997, Raymond L. Gellein, Jr., not individually but solely as Trustee of the JGG Holdings Trust, contributed, directly or indirectly, 2,764,175 of the Subject Shares to NevEast in exchange for a limited partnership interest therein.

Item 4.   Purpose of Transaction.

     As a result of their beneficial ownership of the Subject Shares, Messrs. Adler and Gellein, together with certain trusts primarily for their benefit and the benefit of their family members and Mr. Gellein's former spouse and, as a result of the transactions described in Item 3, Rija, NevWest and NevEast may be deemed to control the Company. None of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D. However, depending on market conditions, the business and prospects of the Company and other relevant factors and subject to the terms and conditions of the Shareholders' Agreement, the Registration Rights Agreement, the Shareholder Option Agreements, the Lock-up Agreements and the Assignment and Assumption Agreements (each as hereinafter defined), each Reporting Person may (i) purchase additional shares of Common Stock on such terms and at such times as it considers desirable, (ii) continue to hold the Subject Shares which it beneficially owns, (iii) dispose of all or a portion of the Subject Shares which it beneficially owns or (iv) implement plans or proposals which relate to or would result in any of the actions referred to in clauses (a) through (j) of
Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

     (a) As of September 30, 1997, Company had issued and outstanding 21,007,630 shares of Common Stock. Appendix I sets forth the number and percentage of shares beneficially owned by each Reporting Person as of the date of this filing.

     (b) Subject to the terms of the Shareholders' Agreement, the Registration Rights Agreement, the Shareholder Option Agreements, the Lock-up Agreements and the Assignment and Assumption Agreements, each Reporting Person has the sole voting and sole dispositive power with respect to the Subject Shares beneficially owned by such Reporting Person as enumerated on Appendix I except that (i) Mr. Adler may be deemed to share voting and dispositive power with Rija and (ii) Mr. Gellein may be deemed to share voting and dispositive power with NevWest and NevEast with respect to the Subject Shares owned by each of them.

     (c) Rija, NevEast and NevWest each acquired, either directly or indirectly the Subject Shares beneficially owned by it on December 19, 1997 in exchange for limited partnership interests. See Item 3.

     (d)-(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The following is a summary of the material provisions of the following agreements:

     (a) a Shareholders' Agreement, dated as of February 10, 1997 (the "Shareholders' Agreement"), among the Company and the persons whose names appear on the signature page of the Shareholders' Agreement;

     (b) a Registration Rights Agreement, dated as of February 10, 1997 (the "Registration Rights Agreement"), among the Company and the persons whose names appear on the signature page of the Registration Rights Agreement;

     (c) the Shareholder Option Agreements (the "Shareholder Option Agreements") pursuant to which options to purchase a portion of the Subject Shares have been granted to those persons listed on Appendix V attached hereto and incorporated herein by reference;

     (d) Lock-up Agreements, each dated November 25, 1997 (the "Lock-up Agreements"), between each of the Principal Shareholders and NationsBanc Montgomery Securities, Inc. ("Montgomery"); and

     (e) Assignment and Assumption Agreements, each dated as of December 18, 1997 (the "Assignment and Assumption Agreements").

This summary is not intended to be complete and reference is made to the (a) Shareholders' Agreement; (b) the Registration Rights Agreement; (c) the Shareholder Option Agreements; (d) the Lock-up Agreements; and (e) the Assignment and Assumption Agreements for a complete description of the arrangements with respect to the Subject Shares. Capitalized terms not defined in this Item 6 shall have the meanings ascribed thereto in the above-stated agreements.

     (a)  The Shareholders' Agreement.

     On February 10, 1997, certain shareholders of the Company, including Jeffrey A. Adler, not individually but solely as Trustee of the trusts listed on Appendix I, and Raymond L. Gellein, not individually but solely as Trustee of the trusts listed on Appendix I (Jeffrey A. Adler, as Trustee, and Raymond L. Gellein, as Trustee, are sometimes hereinafter referred to collectively as the "Principal Shareholders") entered into the Shareholders' Agreement. Pursuant to the Shareholders' Agreement, the Principal Shareholders have agreed to vote the Subject Shares beneficially owned by them in favor of proxies solicited by the Board of Directors, unless both of the Principal Shareholders disagree with the position taken by the Board of Directors. The Shareholders' Agreement contains restrictions on the disposition of Subject Shares and provides for certain rights of refusal in connection with the proposed transfer of Subject Shares.

     The Shareholders' Agreement will terminate and be of no further force and effect upon the earliest to occur of (i) the agreement of the Principal Shareholders to terminate the Shareholders' Agreement; (ii) the tenth anniversary of the Initial Public Offering (which was completed on February 27, 1997); and (iii) the date upon which one of the Principal Shareholders (treating all shares of Common Stock beneficially owned by Mr. Gellein as held by one Principal Shareholder and all of the shares of Common Stock beneficially owned by Mr. Adler as held by one Principal Shareholder) fails to own 5% of the then outstanding Common Stock.

     Pursuant to the Shareholders' Agreement, the Principal Shareholders, their respective affiliates which own shares of Common Stock and certain executive officers and other employees of and a consultant to the Company are entitled, under certain circumstances, to require the Company to register under the Securities Act of 1933 (the "Securities Act") shares of Common Stock owned by them or which they may purchase upon exercise of options granted by the Principal Shareholders.

     (b)  The Registration Rights Agreement.

     The Company has entered into a Registration Rights Agreement with the Principal Shareholders and certain executive officers and other employees of the Company pursuant to which the Company is obligated to register the shares owned by such persons under the Securities Act at times and in amounts specified therein.

     (c)  Shareholder Option Agreements.

     The Principal Shareholders have granted certain executive officers and other employees of and a consultant to the Company (i) immediately exercisable options to purchase an aggregate of 1,350,000 shares of Common Stock at an exercise price equal to $12 per share; (ii) an option which vests on February 10, 2001, to purchase an aggregate of 40,000 shares of Common Stock at an exercise price equal to $12 per share; (iii) an option which vests over a period of four years commencing on November 18, 1998, to purchase 400,000 shares of Common Stock at an exercise price equal to $24.62 per share; and (iv) an option, which vests over a period of four years, to purchase an aggregate of 40,000 shares of Common

Stock at an exercise price equal to $23.75 per share./1/ These options will terminate ten years after the grant date, subject to certain exceptions. The Jeffrey A. Adler Trust granted one-half of such options and the Raymond L. Gellein Revocable Trusted and JGG Holdings Trust granted the balance.

     (d)  Lock-up Agreements.

     In connection with issuance by the Company in December 1997 of 2,000,000 shares of Common Stock in an underwritten public offering, each of the Principal Shareholders agreed, with certain exceptions, not to offer, sell, offer to sell, contract to sell, or otherwise dispose of any Common Stock, or options or warrants to acquire Common Stock, for a period of 120 days from November 26, 1997 without the prior written consent of NationsBanc Montgomery Securities, Inc.

     By letters dated December 4, 1997, NationsBanc Montgomery Securities, Inc. consented to the transfer of the Subject Shares to Rija, NevWest and NevEast.

     (e) Assignment and Assumption Agreement

     In connection with the transfers of the Subject Shares by the limited partners of Rija, NevWest and NevEast described in Item 3, each of such limited partners assigned, and each of Rija, NevWest and NevEast assumed, the respective rights and obligations of the transferors under the Shareholders' Agreement, the Registration Rights Agreement, the Shareholder Option Agreements and the Lock-up Agreements.


Item 7.   Material to be Filed as Exhibits.

     1. Shareholders' Agreement, dated as of February 10, 1997, among the Company and the persons whose names appear on the signature page of that Agreement.

     2. Registration Rights Agreement, dated as of February 10, 1997, among the Company and the persons whose names appear on the signature page of that Agreement.

     3. Form of Shareholder Option Agreement, dated February 10, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L.

----------------
/1/ In this particular Shareholder Option Agreement, the stated exercise price is listed as $24.25; however, subsequent negotiations resulted in the decrease of the exercise price to $23.75.

Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and those persons listed on
Exhibit II.

     4. Shareholder Option Agreement, dated July 17, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and Alain J.A. Grange.

     5.   Shareholder Option Agreement, dated November 13, 1997, among Raymond
L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and William J. McLaughlin.

     6. Shareholder Option Agreement, dated November 18, 1997 among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and Charles E. Harris.

     7. Form of Lock-Up Agreement, dated November 25, 1997, between NationsBanc Montgomery Securities, Inc. and each of the Principal Shareholders.

     8. Form of Assignment and Assumption Agreement, dated as of December 18, 1997.

                                  SIGNATURES
                                  ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 1997



                              /s/ Jeffrey A. Adler
                              --------------------------------------------
                              JEFFREY A. ADLER,
                              individually and as Trustee of the following
                              trusts:

                              Jeffrey A. Adler Revocable Trust

                              Jeffrey A. Adler Grantor Annuity Trust #1

                              Jeffrey A. Adler Grantor Annuity Trust #2


                              /s/ Raymond L. Gellein, Jr.
                              --------------------------------------------
                              RAYMOND L. GELLEIN, JR.,
                              individually  and as Trustee of the following
                              trusts:

                              JGG Holdings Trust

                              Raymond L. Gellein Revocable Trust

                              Raymond L. Gellein Grantor Retained Annuity Trust

                              Catherine Male Gift Trust

                              Janice G. Gellein Grantor Annuity Trust

                              Cherie Doherty Gift Trust

                              Susan Faetz Gift Trust

                               /s/ Lee I. Miller
                              -------------------------------------
                              LEE I. MILLER,
                              as Trustee of the following trusts:

                              ARA Trust

                              DLA Trust

                              /s/ Catherine G. Male
                              --------------------------------------
                              CATHERINE G. MALE
                              as Trustee of the following trusts:

                              Matthew James Gellein Irrevocable Trust

                              Brett Tyler Gellein Irrevocable Trust

                              RIJA LIMITED PARTNERSHIP

                              By:   Alexdann Corporation, General
                                    Partner


                                    By: /s/ Lee I. Miller
                                       ---------------------------
                                       Title: Vice President


                              NEVWEST LIMITED PARTNERSHIP

                              By:   Nevgel, Inc., General Partner


                                    By: /s/ Ronald Smith
                                       ----------------------------
                                       Title: President


                              NEVEAST LIMITED PARTNERSHIP

                              By:   NevJan I, Inc., General Partner


                                    By: /s/ Ronald Smith
                                       ----------------------------
                                       Title: President

                                  APPENDIX I
                                  ----------

                                                                    Shares
Reporting Person                                              Beneficially Owned
----------------                                              ------------------
1.   Rija Limited Partnership.................................        5,975,750

2.   Jeffrey A. Adler, individually
and as Trustee of the following Trusts:

     a)   Individually, shares subject to an
          option granted under the Vistana
          Stock Plan which is exercisable
          within 60 days of the date hereof...................           12,500

     b)   Jeffrey A. Adler Revocable Trust,
          limited partner and sole shareholder
          of the corporate general partner of
          Rija Limited Partnership............................        5,975,750

     c)   Jeffrey A. Adler Grantor Annuity
          Trust #1............................................           50,000

     d)   Jeffrey A. Adler Grantor Annuity
          Trust #2............................................           60,000

Total Shares Beneficially Owned by Jeffrey
A. Adler, individually and as Trustee.........................        6,098,250

3.   Raymond L. Gellein, Jr., individually
and as Trustee of the following Trusts:

     a)   Individually, shares subject to an
          option granted under the Vistana
          Stock Plan which is exercisable
          within 60 days of the date hereof...................           12,500

     b)   Raymond L. Gellein, Jr. Revocable
          Trust, limited partner and sole
          shareholder of the corporate
          general partner of NevWest Limited
          Partnership.........................................        2,769,030

     c)   JGG Holdings Trust, a limited partner
          and the sole shareholder of one of the
          corporate general partners of NevEast
          Limited Partnership.................................        2,764,175

     d)   Raymond L. Gellein, Jr., Grantor
          Retained Annuity Trust..............................          249,585

     e)   Catherine Male Gift Trust...........................           20,500

     f)   Janice G. Gellein Grantor Annuity Trust.............          278,700

     g)   Cherie Doherty Gift Trust...........................           20,500

     h)   Susan Faetz Gift Trust..............................           20,500

Total Shares Beneficially Owned by
Raymond L. Gellein, Jr., individually
and as Trustee................................................        6,135,490

4.   NevWest Limited Partnership..............................        2,769,030

5.   NevEast Limited Partnership..............................        2,764,175

6.   Lee I. Miller, solely as Trustee

     a)   ARA Trust...........................................           61,500

     b)   DLA Trust...........................................           61,500

Total Shares Beneficially Owned by
Lee I. Miller, solely as Trustee..............................          123,000

7.   Catherine G. Male, solely as Trustee

     a)  Matthew James Gellein Irrevocable Trust...............          42,880

     b)  Brett Tyler Gellein Irrevocable Trust................           42,880

Total Shares Beneficially Owned by
Catherine G. Male, solely as Trustee..........................           85,760

                                  APPENDIX II
                                  -----------


     The general partner of Rija Limited Partnership, is Alexdann Corporation, a Nevada corporation.

     The principal business and office address of Alexdann Corporation is 5851 West Charleston Blvd., Suite 1000, Las Vegas, Nevada 89102. The principal business of Alexdann Corporation is acting as general partner of Rija Limited Partnership. The officers and directors of Alexdann Corporation, each of whom is a United States citizen, are as follows:

Name                       Position
----                       --------
Richard S. Adler           President and Director
Lee I. Miller              Vice President and Director
Gordon Stewart             Secretary
Ronald Smith               Treasurer
Jeffrey A. Adler           Director

     All of the issued and outstanding capital stock of Alexdann Corporation is owned by Jeffrey A. Adler, a citizen of the United States, not individually but solely as Trustee of the Jeffrey A. Adler Trust.

     The present occupation and business address of each of the officers and directors of Alexdann Corporation and the sole stockholder of Alexdann Corporation is as follows:

          Richard S. Adler is principally employed as secretary of Highland Group Industries, a manufacturer of automotive after-market products. His business address is 31200 Solon Road, Suite 1, Solon, Ohio 44139.

          Lee I. Miller is an attorney in the law firm of Rudnick & Wolfe. His business address is 203 North LaSalle Street, Chicago, Illinois 60601.

          Gordon Stewart is an attorney in the law firm of Stewart & Associates. His business address is Chase Manhattan Centre, Suite 1700, 1201 Market Street, Wilmington, Delaware 19801.

          Ronald Smith is principally employed as a partner with the accounting firm of Bradshaw, Smith & Co. His business address is 5851 West Charleston Blvd., Las Vegas, Nevada 89102.

          Jeffrey A. Adler is principally employed as President, Co-Chief Executive Officer and serves as a Director of Vistana, Inc., a company engaged in the development and sale of vacation ownership interests. His business address is 8801 Vistana Centre Drive, Orlando, Florida 32821.

     To the knowledge of Rija Limited Partnership, during the last five years, neither Alexdann Corporation, its sole stockholder nor any of its officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 APPENDIX III
                                 ------------


     The general partner of NevWest Limited Partnership, is NevGel, Inc., a Nevada corporation.

     The principal business and office address of NevGel, Inc. is 5851 West Charleston Blvd., Suite 1000, Las Vegas, Nevada 89102. The principal business of NevGel, Inc. is acting as general partner of NevWest Limited Partnership, an investment limited partnership. The officers and directors of NevGel, Inc., each of whom is a United States citizen, are as follows:

Name                       Position
----                       --------
Gordon Stewart             Secretary and Director
Ronald Smith               President, Treasurer and Director
Raymond L. Gellein, Jr.    Director

     All of the issued and outstanding capital stock of NevGel, Inc. is owned by Raymond L. Gellein, a citizen of the United States, not individually but solely as Trustee of the Raymond L. Gellein Revocable Trust.

     The present occupation and business address of each of the officers and directors of NevGel, Inc. and the sole stockholder of NevGel, Inc. is as follows:

          Gordon Stewart is an attorney in the law firm of Stewart & Associates. His business address is Chase Manhattan Centre, Suite 1700, 1201 Market Street, Wilmington, Delaware 19801.

          Ronald Smith is principally employed as a partner with the accounting firm of Bradshaw, Smith & Co. His business address is 5851 West Charleston Blvd., Las Vegas, Nevada 89102.

          Raymond L. Gellein, Jr. is principally employed as Chairman of the Board and Co-Chief Executive Officer, and serves as a Director of Vistana, Inc., a company engaged in the development and sale of vacation ownership interests. His business address is 8801 Vistana Centre Drive, Orlando, Florida 32821.

     To the knowledge of NevWest, during the last five years, neither NevGel, Inc., its sole stockholder nor any of its officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  APPENDIX IV
                                  -----------


     The general partners of NevEast Limited Partnership are NevJan I, Inc. and NevJan II, Inc, both of which are Nevada corporations.

     The principal business and office address of both NevJan I, Inc. and NevJan II, Inc. is 5851 West Charleston Blvd., Suite 1000, Las Vegas, Nevada 89102. The principal business of both NevJan I, Inc. and NevJan II, Inc. is acting as general partners of NevEast Limited Partnership, an investment partnership.

     The officers and directors of NevJan I, Inc., each of whom is a United States citizen, are as follows:

Name                       Position
----                       --------
Gordon Stewart             Secretary and Director
Ronald Smith               President, Treasurer and Director
Raymond L. Gellein, Jr.    Director

     All of the issued and outstanding capital stock of NevJan I, Inc. is owned by Raymond L. Gellein, a citizen of the United States, not individually but solely as Trustee of the JGG Holdings Trust.

     The officers and directors of NevJan II, Inc., each of whom is a United States citizen, are as follows:

Name                       Position
----                       --------
Gordon Stewart             Secretary and Director
Ronald Smith               President, Treasurer and Director
Raymond L. Gellein, Jr.    Director

     All of the issued and outstanding capital stock of NevJan II, Inc. is owned by Janice G. Gellein, a citizen of the United States, not individually but solely as Trustee of the Janice G. Gellein Revocable Trust dated June 3, 1991.

     The present occupation and business address of each of the officers and directors of and the sole stockholder of NevJan I and NevJan II is as follows:

          Gordon Stewart is an attorney in the law firm of Stewart & Associates. His business address is Chase Manhattan Centre, Suite 1700, 1201 Market Street, Wilmington, Delaware 19801.

          Ronald Smith is principally employed as a partner with the accounting firm of Bradshaw, Smith & Co. His business address is 5851 West Charleston Blvd., Las Vegas, Nevada 89102.

          Raymond L. Gellein, Jr. is principally employed as Chairman of the Board and Co-Chief Executive Officer, and serves as a Director of Vistana, Inc., a company engaged in the development and sale of vacation ownership interests. His business address is 8801 Vistana Centre Drive, Orlando, Florida 32821.

     To the knowledge of NevEast Limited Partnership, during the last five years, neither NevJan I, Inc., NevJan II, Inc., their sole stockholders nor any of their officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  APPENDIX V
                                  ----------


Shareholder Option Agreement dated as of February 10, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and Matthew E. Avril.

Shareholder Option Agreement dated as of February 10, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and Alain J.A. Grange.

Shareholder Option Agreement dated as of February 10, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and Barbara Hollkamp.

Shareholder Option Agreement dated as of February 10, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and Carol A. Lytle.

Shareholder Option Agreement dated as of February 10, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and James A. McKnight.

Shareholder Option Agreement dated as of February 10, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and William J. McLaughlin.

Shareholder Option Agreement dated as of February 10, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and John M. Sabin.

Shareholder Option Agreement dated as of February 10, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and Susan B. Werth.

Shareholder Option Agreement dated as of November 18, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as

Trustee of the Jeffrey A. Adler Revocable Trust and Charles E. Harris.

Shareholder Option Agreement dated as of November 13, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and William J. McLaughlin.

Shareholder Option Agreement dated as of July 17, 1997, among Raymond L. Gellein, Jr. as Trustee of the Raymond L. Gellein, Jr. Revocable Trust and the JGG Holdings Trust, Jeffrey A. Adler, as Trustee of the Jeffrey A. Adler Revocable Trust and Alain J.A. Grange.




                                      -2-